03002307

UF3-4-03

SP 3/4/03

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SEC FILE NUMBER
8- 48387

D STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VMR Capital Markets US

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Avenue of the Stars #1950
(No. and Street)

Los Angeles	California	90067-4308
(City)	(State)	(Zip Code)

RECEIVED FEB 28 2003 207 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name — *if individual, state last, first, middle name*)

5464 Yarmouth Avenue #59,	Encino	California	91316
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 13 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd M. Ficeto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VMR Capital Markets US, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VMR CAPITAL MARKETS US

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2002

VMR CAPITAL MARKETS US

Table Of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Directors
VMR Capital Markets US
Los Angeles, California

I have audited the accompanying statement of financial condition of VMR Capital Markets US as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of VMR Capital Markets US as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 27, 2003

VMR CAPITAL MARKETS US

Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$206
Due from clearing broker	7,274
Securities owned, at market value	117,230
Deposit with clearing broker	35,000
Officer advance	124,350
Furniture and equipment net of accumulated depreciation of $68,986	38,468
Prepaid expenses and other assets	24,222
Tax benefit	554,100
Total assets	$900,850

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$18,640
Note payable - shareholder	124,200
Total liabilities	142,840

STOCKHOLDERS' EQUITY:

Common stock, no par value, 10,000 share authorized 4,000 shares issued and outstanding	2,000
Additional paid in capital	2,368,769
Accumulated deficit	(1,612,759)
Total stockholders' equity	758,010
Total liabilities and stockholders' equity	$900,850

The accompanying notes are an integral part of these financial statements.

VMR CAPITAL MARKETS US

Statement of Income
For the year ended December 31, 2002

REVENUES:	
Commissions	$23,218
Principal transactions	(407,889)
Agency fees	74,099
Interest	9,254
Other income	45,277
Gross deficit	(256,041)
EXPENSES:	
Commissions	52,580
Employee compensation and benefits	371,156
Professional fees	106,293
Clearance fees	40,659
Occupancy	193,095
Quotation fees	75,521
Travel and entertainment	133,178
Other operating expenses	164,494
Total expenses	1,136,976
LOSS BEFORE INCOME TAXES	(1,393,017)
INCOME TAX BENEFIT (Note 9)	553,300
NET LOSS	($839,717)

The accompanying notes are an integral part of these financial statements.

VMR CAPITAL MARKETS US

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Beginning Balance January 1, 2002	$2,000	$2,368,769	($773,042)	$1,597,727
Net loss			(839,717)	($839,717)
Ending Balance December 31, 2002	$2,000	$2,368,769	($1,612,759)	$758,010

The accompanying notes are an integral part of these financial statements.

VMR CAPITAL MARKETS US

Statement of Cash Flows
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($839,717)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	6,183
(Increase) decrease in:	
Due from clearing broker	17,457
Securities owned at market value	36,270
Officer advance	150,250
Prepaid expenses	(3,876)
Tax benefit	(554,100)
Increase (Decrease) in	
Accounts payable	(45,482)
Commissions payable	(28,312)
Securities sold, not yet purchase	(250)
Due to shareholder	16,200
Other liabilities	(27,368)
Total adjustments	(433,028)
Net cash used in operating actitivies	(1,272,745)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(15,938)
Net cash used in investing activities	(15,938)
NET DECREASE IN CASH	(1,288,683)
Cash - beginning of period	1,288,889
Cash - end of period	$206
Supplemental cash flow disclosures	
Interest	$12,173
Income taxes	$800

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2002

Note 1: ORGANIZATION AND LINE OF BUSINESS

Organization and general matters:

VMR Capital Markets US (the "Company"), a California corporation, was organized in May 1995. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company conducts business as an introducing broker/dealer and provides brokerage and corporate finance services to retail and institutional clients form its office in Los Angeles, California.

The Company is engaged in investment banking activities which includes accessing funds for private and public companies through private placements of debt and equity and initial public offerings. The Company also represents business owners and acquirers in business valuations and merger and acquisitions of business entities.

The Company has an agreement (the "Agreement") with a clearing broker (the "Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company is exempt from reserve requirements under provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security Transactions:
Securities transactions along with related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are valued at market value.

Principal Transactions:
Revenues from principal transactions represented net trading losses on equity securities at December 31, 2002. The firm was an approved market maker until November 2002.

Comprehensive Income:
The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any of the items of comprehensive income in any period presented.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Due from Clearing Broker:
The due from clearing broker balance at December 31, 2002 is comprised of unsettled principal transactions.

Deposit with Clearing Broker:
The Company maintains a deposit with the clearing broker to satisfy the requirements under its clearing agreement. At December 31, 2002, the entire balance was held as cash in a brokerage account.

Property and Equipment:
Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years.

Estimates:
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

100% of the revenues were generated in the state of California.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements:
In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. It is effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued previously. The Company does not expect adoption of SFAS No. 142 to have a material impact, if any, on its financial position or results of operations.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 156-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defines, must not exceed 15 to 1. At December 31, 2002, the Company had net capital of $16,870, which was $7,347 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 8.47 to 1 at December 31, 2002.

Note 4: OFF-BALANCE SHEET RISK

As a part of its normal brokerage activities, the Company sells securities not yet purchased ("short sales") for its own account. The establishment of short positions exposes the Company to an off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. The Company is a market maker for public corporations representing a variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction. The Company does not anticipate nonperformance by customers or counter-parties in the above situation. The Company' policy is to monitor its market exposure and counter-party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. In addition, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

Note 5: OFFICER ADVANCE

On August 20, 2001, the Company entered into a promissory note agreement with the President of the Company. The promissory note is in the amount of $124,350, is non-interest-bearing, and is due on August 20, 2003. The officer has agreed to subsidize the costs of regulatory compliance, including audit fees.

Note 6: PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2002 consisted of the following:

Furniture and fixtures	$	20,324
Office equipment		87,130
		107,454
Less accumulated depreciation		68,986
Total	$	38,468

Depreciation expense was $6,183 for the year ended December 31, 2002.

Note 7: NOTE PAYABLE – SHAREHOLDER

Note payable - shareholder at December 31, 2002 in the amount of $124,200 represented the remaining balance of a $320,000 legal settlement the Company entered into on August 22, 2001. The note payable bears interest at 10% per annum, and principal and accrued interest are due on August 20, 2002. The note has been rescheduled until August 20, 2003. The shareholder has accepted responsibility to pay the interest and bring the balance current.

Note 8: COMMITMENTS

Leases:
The Company leases office facilities and office equipment under non-cancelable operating leases, which expire through October 2007. Future minimum lease payments under these non-cancelable operating leases as of December 31, 2002 were as follows:

Year Ending		
2003	$	210,470
2004		210,470
2005		210,470
2006		210,470
2007		175,392
Total	$	1,017,272

Rent expense was $193,095 for the year ended December 31, 2002.

Note 9: INCOME TAXES

The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS 109") Under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

The components of the income tax benefit for the year ended December 31, 2002 are as follows:

Current:	
Federal	$ 431,757
State	121,543
Tax Benefit	$ 553,300

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2002, deferred tax assets and liabilities were not significant.

Note 10: TRANSACTIONS WITH SHAREHOLDER

On January 1, 2002, the Company entered into a promissory note agreement with the President of the Company. The promissory note is in the amount of $150,000, is non-interest-bearing, and is due on January 1, 2004.

Note 11: GOING CONCERN

The firm has seen its market making operation collapse due to market decline and the decimalization of spreads and has ceased being a registered market maker. The Firm's ability to continue is dependent upon a new capital and a business plan.

VMR CAPITAL MARKETS US

Statement of Net Capital
Schedule I
December 31, 2002

	Focus 12/31/02	Audit 12/31/02	Change
Stockholders' equity, December 31, 2002	$222,297	$758,010	($535,713)
Deductions			
Non-allowable assets			
Officer advance	149,750	124,350	25,400
Prepaid expenses, other assets, tax benefits	24,222	578,322	(554,100)
Property and equipment	30,255	38,468	(8,213)
Tentative net capital	18,070	16,870	1,200
Haircuts:	0	0	
NET CAPITAL	18,070	16,870	1,200
Minimum net capital	(9,442)	(9,523)	
Excess net capital	8,628	7,347	1,281
Aggregate indebtedness	141,640	142,840	(1,200)
Ratio of aggregate indebtedness to net capital	7.84	8.47	

The differences were caused by year end tax benefit computation and accruals.

The accompanying notes are an integral part of these financial statements.

VMR CAPITAL MARKETS US

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2002

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
VMR Capital Markets US
Los Angeles, California

In planning and performing my audit of the financial statements of VMR Capital Markets US for the year ended December 31, 2002, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by VMR Capital Markets US including test of compliance with such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 27, 2003